

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 3, 2023

Ronald Gutstein
Chief Executive Officer
COtwo Advisors Physical European Carbon Allowance Trust
15 Woodcock Lane
Ridgefield, CT 06877

> **Re: COtwo Advisors Physical European Carbon Allowance Trust**
> **Draft Registration Statement on Form S-1**
> **Filed January 9, 2023**
> **File No. 377-06546**

Dear Ronald Gutstein:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 filed January 9, 2023

General

1. You state that the shares of the Trust will trade on the NYSE Arca. Please tell us the status of the application for listing the Trust's shares on the exchange. Please also tell us the status of the exchange's listing standard application under Rule 19b-4 of the Exchange Act.

2. To the extent that you intend to use a fact sheet, please provide us a copy for our review.

3. We note that the Administrator values the European Union Carbon Emission Allowances ("EUAs") held by the Trust based on the settlement price for the daily EUA futures contract as established by the ICE ENDEX exchange. Please explain the reasons for

using the settlement prices for daily futures contracts rather than a calculation based upon the spot price. Disclose the effect that using the settlement price for daily futures contracts may have upon the valuation of the Trust's NAV and the NAV per Share. In addition, please show a comparison of the spot price and the daily settlement price for daily EUA futures contracts.

Cover Page

4.   Please identify the initial purchaser, and disclose here that the Initial Purchaser is a statutory underwriter.

5.   Please disclose here and in your prospectus summary that Shareholders have no voting rights with respect to the Trust except as expressly provided in the Trust Agreement.

Prospectus Summary
The Trust, page 1

6.   Please reconcile your disclosure on page 1 that the Shares are issued "principally" in exchange for EUAs from Authorized Participants and that the Shares will be redeemed by the Trust "principally" in exchange for the amount of EUAs corresponding to their redemption value with your disclosure that "[t]he Trust will not hold any assets other than EUAs or cash."

7.   We note your disclosure on page 1 that "[t]he Trust issues and redeems Baskets on an ongoing basis at net asset value ("NAV") to Authorized Participants who have entered into a contract with the Sponsor and Transfer Agent." Please revise to clarify here and throughout, if true, that the Baskets are issued and redeemed at NAV per Share for 50,000 Shares.

8.   Please discuss here and in your risk factors section the fragmented nature of data regarding the EU carbon market, the lack of centralized market monitoring of the EU carbon market, and the impact this may have on an investors' ability to make an informed investment decision regarding your Shares.

9.   Please disclose here that the amount of EUAs represented by each Share will decrease over the life of the Trust because of (i) the sale of EUAs necessary to pay the Sponsor's Management Fee and the Trust's expenses and (ii) the disregarding of fractions of an EUA smaller than one EUA for purposes of computing the Basket Deposit. Also disclose that these reductions in the Trust's EUAs will cause the Share price to decrease causing investment losses unless the price of EUAs increases, and include an analysis showing the potential effect upon the net asset value per share of these EUA reductions.

10.   Please revise your disclosure in the first paragraph on page 2 to provide a summary of how the updated indicative fund value (IFV) is calculated and the sources used to obtain the most recently reported trade prices of EUAs. In addition, please revise your disclosure on page 33 to discuss the exchange or exchanges used to calculate the IVF, and provide an

Ronald Gutstein
COtwo Advisors Physical European Carbon Allowance Trust
February 3, 2023
Page 3

example of how the IVF is calculated during the customary trading hours for EUAs and how the IVF is calculated when real-time trading prices for EUAs are not available.

The Trust's Service Providers, page 2

11.   Please provide a brief summary of the Sponsor's conflicts of interests related to its officers, directors and employees also being directors, officers or employees of other entities that may compete with the Trust for their services and the conflict between their responsibilities to the Trust and to those other entities. In addition, please disclose here that the Sponsor and the Trustee may agree to amend the Trust Agreement, including to increase the Sponsor's Fee, without Shareholder consent.

Summary Risk Factors, page 3

12.   Please revise your summary of the risks of cap and trade regimes to state clearly that the Trust relies on the existence of cap and trade regimes.

The Offering, page 5

13.   Please disclose here how the Administrator determines the conversion rate of Euros to US Dollars in calculating the NAV and the NAV per Share, and please revise your disclosure on page 33 to disclose what you mean by an "approved vendor."

14.   We note your disclosure on page 6 that the Sponsor may suspend issuances and redemptions of Shares "for such . . . period as the Sponsor determines to be necessary for the protection of shareholders" and your disclosure on page 28 that the Sponsor may reject any purchase order or Basket Deposit if the Sponsor determines that the "investments available to the Trust at that time will not enable it to meet its investment objective." Please disclose examples of when the Sponsor may determine that suspension of creations and redemptions are necessary for the protection of investors and when the investments available will not enable the Trust to meet its investment objective. Discuss why you believe that such suspensions of creations and redemptions are consistent with your statement that the Trust is a passive investment vehicle.

Risk Factors
Risks Related to the Trust's Investments, page 8

15.   Please disclose whether there are any current position limits regarding financial institutions with buy-and-hold strategies, and add a new risk factor addressing the risk to investors if there are or are not position limits.

Abandonment of a Cap and Trade Program, page 10

16.   Please revise the heading of this risk factor to state the actual risk that abandonment, termination or non-renewal of an EUA trading scheme may cause the price of EUAs to fall (potentially to zero).

The Trust will face currency exchange rate risk, page 12

17.   Please expand this risk factor to provide quantitative disclosure regarding the historical deprecation of the Euro against the U.S. dollar.

Risks Related to the Trust's Structure
If this offering of Shares does not raise sufficient funds, page 14

18.   We note your disclosure on page 14 that "[i]f the Sponsor and the Trust are unable to raise sufficient funds so that the Trust's expenses are reasonable in relation to its NAV, the Trust may be forced to terminate and investors may lose all or part of their investment." Please revise here and in the prospectus summary to include quantitative disclosure regarding the amount of funds "reasonable in relation to [the] Trust's NAV." In addition, reconcile your disclosure in this risk factor that "[a]s of the date of this prospectus, the Trust pays the fees, costs and expenses of its operations" with your disclosure that the Trust pays the Sponsor a Management Fee based upon the percentage of the daily NAV of the Trust and that the Sponsor pays the routine operational, administrative and other ordinary expenses of the Trust.

The Trust may amend the Trust Agreement, page 16

19.   We note your disclosure on page 16 that refers to the "'negative consent' procedure described above." We were unable to locate this disclosure. Please describe the negative consent procedure.

The Trust does not expect to make cash distributions, page 17

20.   Please reconcile your disclosure on page 17 regarding "income earned from [the Trust's] investments held directly or posted as margin" with your disclosure that the Trust will hold only EUAs that it receives from Authorized Participants in exchange for Shares. Similarly reconcile your disclosure in the second risk factor on page 17 regarding the possibility of "liquidat[ing] positions in the Trust's trading positions before the time that the trading strategies would otherwise dictate liquidation" with your disclosure of the Trust's policies and strategies related to when and how to liquidate its EUAs.

EUAs and the EUA Industry
Description of EU Emissions Trading Scheme, page 19

21.   Please expand your disclosures on the annual reduction in EUAs to discuss the impact such reductions may have on the ability of the Authorized Participants to obtain EUAs and the potential consequences of the reduction of EUAs for investors.

Creation and Redemption of Shares, page 26

22.   We note your disclosure on page 26 that the transaction fee may be waived, reduced, increased or otherwise changed by the Sponsor. Please disclose the factors the Sponsor

will consider when deciding to waive, reduce, increase or otherwise change the transaction fees paid by the Authorized Participants. In addition, please revise to include quantitative disclosure regarding the transaction fee.

23. We note your disclosure that "[c]ertain Authorized Participants are expected to be capable of participating directly in the spot EUAs and EUAs future markets." Please clarify why it is necessary that the Authorized Participants be capable of participating in the futures markets as the Trust holds only EUAs and cash. In addition, please disclose whether the Trust's Authorized Participants are able to participate directly in the EEX's auctions of EUAs.

Determination of Required Deposits, page 27

24. Refer to your disclosure on page 27 that "[o]n each day that the Exchange is open for regular trading, the Administrator adjusts the quantity of EUAs constituting the Basket Deposit as appropriate to reflect accrued expenses and any loss of EUAs that may occur." Please clarify the types of, and reasons for, the potential losses of EUAs you reference.

25. Refer to your disclosure that "[f]ractions of an EUA less than one EUA are disregarded for purposes of the computation of the Basket Deposit" and your risk factor disclosure on page 12 that the "Trust's policy is to disregard such fractional amounts because they are deemed to represent de minimis amounts relative to the value of a Basket." Please clarify how it was determined that these fractional amounts will always be de minimus amounts, and provide an explanation and materiality analysis of the loss of these fractions of EUAs that includes hypotheticals on the impact to investors at different levels.

Description of the Trust
The Trust, page 32

26. Please disclose in the first paragraph that the Trust is not a proxy for investing in EUAs.

Performance, Financials and Other Information, page 55

27. We note your disclosure on page 55 that the Sponsor will cause the audited financial statements to be prepared after the fiscal year end, and disclosures on pages F-1 and F-2 that these audited financial statements will be added by amendment. Please confirm you will file these financial statements as soon as they are available, in order to allow the staff sufficient time to complete its review.

28. We note your disclosure on page 5 that your NAV is determined on the basis of generally accepted accounting principles, and on page 33 that your NAV calculation includes determining the current market value of the Trust's total assets. Please enhance your disclosures to specifically discuss how you determine NAV, fair value and current market value, and cite the specific paragraph references in authoritative accounting literature that you use to support your determination. Also disclose the basis, if and for, differences between the valuations.

29.   As the Trust's assets will be comprised primarily of EUAs, please revise to disclose how you plan to account for the EUAs, including upon deposit and issuance of Baskets and disposition for the settlement of fund expenses and redemption of Baskets by the Trust. Cite specific paragraph references in authoritative accounting literature to support your position, where applicable.

You may contact Bonnie Baynes at 202-551-4924 or Michelle Miller at 202-551-3368 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or Sonia Bednarowski at 202-551-3666 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets